FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 27, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Directorate Change dated 27 August 2004




British Energy plc

27 August 2004



                               British Energy plc



         NEW INDEPENDENT NON-EXECUTIVE DIRECTOR APPOINTED TO THE BOARD



British Energy announced today that David Pryde has been appointed as an Independent Non-Executive Director of the Company with effect from 1 September 2004.



Mr Pryde has extensive Trading and Risk Management experience. Having formerly headed precious metals trading in Asia for NM Rothschild and Sons Ltd and Philipp Brothers Inc he joined JP Morgan and Co Inc. in 1984 and subsequently held various senior management positions in Trading businesses, including Global Head of Precious Metals Trading, Global Head of Commodity Derivatives Trading
and Marketing and Global Head of Futures and Options Brokerage.   He sat on the
Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.



Mr Pryde, 54, was born in Stirling, Scotland and is currently resident in the U.S.A.



Adrian Montague, Chairman of British Energy plc said;



"British Energy faces significant challenges and the Trading Strategy is key to our future success. David Pryde's background and skills will be of great benefit to us in developing and implementing our Trading and Risk Management Strategies. I welcome him to the Board of British Energy."


Contacts


Andrew Dowler                                        John Searles
Financial Dynamics                                   Investor Relations
020 7831 3113                                        01355 262 202





There is no information required to be disclosed under paragraphs 6.F.2(b)to (g) of the Listing Rules.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 27, 2004                     BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations